FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	May	2007
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1. 2. 3.

News Release dated May 1, 2007 (“RIM to Present at 9th Annual Piper Jaffray Hardware and Communications Conference")

News Release dated May 1, 2007 (“RIM to Host Capital Markets Day at the Wireless Enterprise Symposium")

News Release dated May 3, 2007 (“RIM Introduces the BlackBerry Curve Smartphone")

Page No 1 1 3

Document 1

May 1, 2007

FOR IMMEDIATE RELEASE

RIM to Present at 9TH Annual Piper Jaffray Hardware and Communications Conference

Waterloo, ON – Edel Ebbs, Vice-President, Investor Relations at Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) will present at the 9th Annual Piper Jaffray Hardware and Communications Conference in New York, NY on Thursday, May 10, 2007. The presentation, which is scheduled to begin at approximately 9:50 a.m. Eastern Time will be available via live audio webcast on RIM’s website and can be accessed by logging on at www.rim.com/investors/events/index.shtml. A replay of the event will also be available on the website for two weeks following the event.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.com

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 2

May 1, 2007

FOR IMMEDIATE RELEASE

RIM to Host Capital Markets Day at the Wireless Enterprise Symposium

Waterloo, ON — Research In Motion Limited (RIM) (Nasdaq: RIMM, TSX: RIM) will be hosting its 2007 Capital Markets Day at the Wireless Enterprise Symposium on Monday, May 7, 2007 beginning at 9:00 a.m. Eastern Time. This event is also being webcast and can be accessed on RIM’s web site at http://www.rim.com/investors/events/index/shtml. A replay of the event will also be available on the website for two weeks following the event.

For more information on the Wireless Enterprise Symposium 2007, please visit: www.wirelessenterprisesymposium.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Investor Contact
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 3

May 3, 2007

RIM Introduces the BlackBerry Curve Smartphone

Waterloo, ON — Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today introduced the BlackBerry® Curve™ smartphone — the smallest and lightest full QWERTY* BlackBerry smartphone. With its smooth and friendly design encompassing a large display, easy-to-use keyboard and intuitive trackball navigation system, this powerful new smartphone makes it easy to stay connected to the people and information that matter most.

“The BlackBerry Curve offers a unique blend of communications, multimedia and web features to provide people with an exceptional mobile companion for both work and leisure,” said Mike Lazaridis, President and Co-CEO at RIM. “The BlackBerry Curve delivers RIM’s industry leading email and messaging capabilities in a highly approachable smartphone design that is packed with consumer-friendly features including a 2 megapixel camera, enhanced media player and high-performance browser.”

SMOOTH DESIGN & EASY TO USE

The BlackBerry Curve features a liquid silver finish, chrome highlights, smooth edges and soft curves. It is a full-featured smartphone with a full QWERTY keyboard and large display and yet it boasts an impressively small and lightweight design at 4.2” x 2.4” x 0.6” and approximately 3.9 oz. The ultra-bright 320x240 display brings images and video to life and includes RIM’s light sensing technology that automatically adjusts backlighting levels for indoor, outdoor and dark environments. The handset also features RIM’s innovative trackball navigation system that makes scrolling and selecting fast and easy.

MULTIMEDIA TO GO

The BlackBerry Curve comes with a 2 megapixel camera, complete with 5x digital zoom, built-in flash, self-portrait mirror and full screen viewfinder. The camera can capture images in up to three picture quality and size resolutions that can be shared instantly by email, MMS or BlackBerry® Messenger and transferred over Bluetooth® or USB cable. Photos can also be immediately set as a unique caller ID or Home Screen image.

The audio system is crisp and clear, playing music and videos through the handset’s integrated speaker or through the 3.5 mm stereo jack. The Bluetooth stereo audio profile (A2DP/AVRCP) is supported, and dedicated volume controls are conveniently located on the side of the handset.

A powerful new desktop media manager is also included with the BlackBerry Curve. The Roxio® Media Manager for BlackBerry®, which was developed with Sonic® and based on the award-winning Roxio Easy Media Creator® 9, introduces a new level of simplicity, allowing users to easily search for media files on their computer, view and organize them, create MP3 music files from CDs, add audio tags, create playlists and automatically copy or convert pictures, music and videos for optimal playback on the BlackBerry Curve.

The media manager also includes Roxio Photosuite® 9 LE, a comprehensive tool that makes it easy to edit pictures and create photo albums. With PhotoSuite, pictures can be cropped, rotated and straightened, and flaws can be fixed by removing redeye or changing the brightness, contrast and saturation levels. Pictures can even be enhanced with color filters and special effects.

The media player on the BlackBerry Curve has been refined, allowing users to search for music by simply typing the title, genre, artist or album name. Videos can also be played in full screen mode.

MORE STORAGE FOR YOUR TUNES, FLICKS AND PICS

For added storage of music, videos and pictures, the BlackBerry Curve comes with a microSD expansion slot. It supports up to 2GB cards that are available today and will automatically support 4GB cards that are expected to become available later this year.

BRING THE WEB WITH YOU

The BlackBerry Curve features a high-performance browser that can download and display HTML web pages quickly and efficiently. Users can bookmark their favorite sites and set up RSS feeds to stay connected to the timely news and information that matters most during their day. The highly responsive browser, large and vivid screen and super-easy trackball navigation provides an exceptional mobile experience.

FULL FEATURED PHONE

The BlackBerry Curve offers many convenient phone features including Speaker Independent Voice Recognition (SIVR) for Voice Activated Dialing (VAD), Bluetooth® 2.0 support for hands-free use with headsets, car kits and Bluetooth peripherals, quad-band operation for global roaming**, dedicated ‘send’, ‘end’, and ‘mute’ keys, smart dialing, speed dialing, conference calling, call forwarding, noise cancellation technology to offset background noise, a low-distortion speakerphone for hands-free conversations and support for polyphonic, mp3 and MIDI ring tones.

INDUSTRY LEADING EMAIL & MESSAGING

The BlackBerry Curve delivers all the renowned BlackBerry email and messaging capabilities and even features a new integrated spell checker with a user-customizable dictionary to help maintain spelling accuracy on the go. The BlackBerry Curve is supported on BlackBerry® Internet Service, giving users access to up to 10 work or personal email accounts (including most popular ISP email accounts), as well as BlackBerry® Enterprise Server, enabling advanced security and IT administration within IBM® Lotus® Domino®, Microsoft® Exchange and Novell® GroupWise® environments.

ACCESSORIZE

The BlackBerry Curve also comes with a variety of accessories: a stereo headset, travel charger, carrying pouch and USB cable are all included in the box. Additional accessories for BlackBerry handsets, including premium leather holsters and totes, an automotive charger, and Bluetooth headsets are available through retail outlets or online at: www.shopblackberry.com.

AVAILABILITY

The BlackBerry Curve (model number: 8300) will be available through wireless carriers around the world, including AT&T in the U.S., beginning this spring.

For more information please visit: www.BlackBerryCurve.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

* Keyboard also available in AZERTY and QWERTZ configurations to support different language groups.

** Check with service provider for roaming services.

Media Contact:
Marisa Conway
Brodeur (for RIM)
(212) 515-1924
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	May 3, 2007	By:	/s/ Brian Bidulka (Signature)
Brian Bidulka
Chief Accounting Officer